FACTS ABOUT THE REORGANIZATION

The Board of Directors of Citizens Community Federal unanimously adopted a Plan of Reorganization and Stock Issuance Plan to reorganize into a mutual holding company structure. Citizens Community Bancorp will become the federally chartered mutual holding company parent of Citizens Community Federal, which will be 63about 65% owned by Citizens Community MHC. In connection with the Reorganization, Citizens Community Bancorp is offering a minority of its common stock in a subscription offering to the public pursuant to a Plan of Reorganization and Stock Issuance Plan. Citizens Community MHC will be the majority shareholder of the common stock of the Company after the Reorganization.

This brochure answers some of the most frequently asked questions about the Reorganization and about your opportunity to invest in Citizens Community Bancorp.

Investment in the stock of Citizens Community Bancorp involves certain risks. For a discussion of these risks and other factors, including a complete description of the offering, **investors are urged to read the accompanying Prospectus**, especially the discussion under the heading "Risk Factors."

WHAT IS THE PURPOSE OF THE REORGANIZATION?

The Reorganization will provide the Bank with an additional source of capital to better serve the needs of the local community through: increasing our lending capacity to support new loans and higher lending limits; increasing our capital base which will provide greater flexibility to invest in longer-term, higher yielding assets; allowing us to grow and enhance our profitability; and improving our ability to manage capital including paying cash dividends.

Proceeds may also be used to allow the company to finance the acquisition of other financial institutions and related businesses, although no mergers or acquisitions are planned at the present time; repurchase shares of our common stock and use for other general corporate purposes.

WILL THE REORGANIZATION AFFECT ANY OF MY DEPOSIT ACCOUNTS OR LOANS?

No. The Reorganization will not affect the balance or terms of any deposit account or loan. Your deposits will continue to be federally insured by the Federal Deposit Insurance Corporation ("FDIC") to the maximum legal limit. **Your deposit account is not being converted to stock.**

DO DEPOSITORS HAVE TO BUY STOCK?

No. However, the Reorganization will allow the Bank's depositors an opportunity to buy stock and become charter stockholders of Citizens Community Bancorp.

WHO IS ELIGIBLE TO PURCHASE STOCK IN THE SUBSCRIPTION OFFERING?

Certain depositors of the Bank and the Company's Employee Stock Ownership Plan.

HOW MANY SHARES OF STOCK ARE BEING OFFERED AND AT WHAT PRICE?

Citizens Community Bancorp is offering through the Offering Circular between 629,000 and 851,000 shares of common stock at a price of $10.00 per share. The maximum number of shares that we may sell in the stock offering may increase by 15% to 978,650 shares as a result of regulatory considerations or changes in financial markets.

HOW MUCH STOCK MAY I BUY?

The minimum order is 25 shares or $250. Generally, no person may purchase more than $100,000 of common stock in the subscription offering and no person, together with associates of and persons acting in concert with such person may purchase more than $250,000 of common stock.

HOW DO I ORDER STOCK?

You must complete the enclosed Stock Order and Certification Form. Instructions for completing your Stock Order and Certification Form are contained in this packet. Your order **must** be received by the Bank prior to 12:00 noon, Wisconsin Time, on XXXX XX, 2004.

HOW MAY I PAY FOR MY SHARES OF STOCK?

First, you may pay for stock by check, cash or money order. If paying by cash, please stop at any one of the Bank's tellers and convert your cash to a check. Interest will be paid by the Bank on these funds at the passbook annual percentage yield from the day the funds are received until the completion or termination of the Reorganization. Second, you may authorize us to withdraw funds from your Citizens Community Federal savings account or certificate of deposit for the amount of funds you specify for payment. You will not have access to these funds from the day we receive your order until completion or termination of the Reorganization.

CAN I PURCHASE SHARES USING FUNDS IN MY CITIZENS COMMUNITY FEDERAL IRA ACCOUNT?

YesPotentially. However, you must establish a self-directed IRA account at a brokerage firm or trust department to which you can transfer a portion or all of your IRA account at the Bank that will enable such purchase. Please call our Stock Information Center as early as possible for additional information as an IRA transfer can take time to accomplishyour IRA from the Bank. Stock may NOT be purchased directly into an IRA at Citizens Community Federal. Please contact your broker or self directed IRA provider as quickly as possible, as it may take several days to complete this process.

MAY I OBTAIN A LOAN FROM THE BANK OR USE A LINE OF CREDIT TO PAY FOR THE STOCK?

No. Regulations do not allow the Bank to make loans for this purpose, nor may you use a Bank line of credit to pay for shares. However, you are not precluded from obtaining financing from another financial institution.

DOES PLACING AN ORDER GUARANTEE THAT I WILL RECEIVE ALL, OR A PORTION, OF THE SHARES I ORDERED?

No. It is possible that orders received during the stock offering will exceed the number of shares offered for sale. In this case, referred to as an "oversubscription," regulations require that orders be filled using a pre-determined allocation procedure. Please refer to the section of the Prospectus titled, "The Reorganization and the Stock Offering" for a detailed description of allocation procedures.

If we are not able to fill an order (either wholly or in part), excess funds will be refunded by check, including interest earned at the Bank's passbook savings rate. If payment was to be made by withdrawal from a Citizens Community Federal deposit account, excess funds will remain in that account.

I AM ELIGIBLE TO PURCHASE STOCK IN THE SUBSCRIPTION OFFERING, BUT AM NOT INTERESTED IN INVESTING. MAY I ALLOW SOMEONE ELSE TO USE MY STOCK ORDER FORM TO TAKE ADVANTAGE OF MY PRIORITY AS AN ELIGIBLE DEPOSITOR?

No. Applicable law does not allow you to do so. Any attempt to transfer subscription rights to any other person is illegal and subject to civil and criminal fines. If anyone offers to give you money to buy stock in your name, in exchange for later transferring the stock, or if someone requests to share in proceeds upon your future sale of the Company's common stock, please inform our Stock Information Center at (715) XXX-XXXX.

WILL THE STOCK BE INSURED?

No. Like any other common stock, Citizens Community Bancorp's stock will not be insured.

WILL DIVIDENDS BE PAID ON THE STOCK?

We ~~do not initially intend to pay dividends on the shares of common stock~~**currently plan to pay a quarterly cash dividend with an annualized rate of $0.20 per share, beginning after the first quarter following completion of the stock issuance**. Any future payment of dividends will depend upon a number of factors, including ~~the amount of net proceeds retained by us following the offering, investment opportunities available to us, regulatory~~**our** capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions.

HOW WILL THE STOCK BE TRADED?

We anticipate the stock will trade on the OTC Electronic Bulletin Board.

ARE OFFICERS AND DIRECTORS ~~OF CITIZENS COMMUNITY FEDERAL~~OF CITIZENS COMMUNITY FEDERAL PLANNING TO PURCHASE STOCK?

Yes! The Bank's and Citizens Community Federals' senior officers and directors plan to purchase, in the aggregate, $~~xxx,xxx~~**1,052,000** worth of stock **or 12.4% at the maximum of the estimated offering range**.

MUST I PAY A COMMISSION?

No. You will not be charged a commission or fee on the purchase of shares in the Reorganization.

Stock Information Center
(715) XXX-XXXX

Citizens Community Federal
2174 Eastridge Center
Eau Claire, Wisconsin
12:00 p.m. – 5:00 p.m. Monday
9:00 a.m. – 5:00 p.m. Tuesday – Thursday
9:00 a.m. – 12:00 p.m. Friday

The Reorganization and Stock Issuance Plan

QUESTIONS & ANSWERS

Citizens Community Bancorp

[LOGO]

The proposed parent stock holding company
for Citizens Community Federal

THE SHARES OF COMMON STOCK BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY CITIZENS COMMUNITY FEDERAL, CITIZENS COMMUNITY BANCORP, CITIZENS COMMUNITY MHC, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE,OR ANY OTHER GOVERNMENTAL AGENCY. THIS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE ~~OFFERING CIRCULAR.~~ **PROSPECTUS.**